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                                                       EXHIBIT H
                                                       _________


                     PROPOSED FORM OF NOTICE

     New England Electric System ("NEES") a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") has filed a Form U-1 Application/Declaration (File No. 70- ____) under Sections 6(a), 7, 9(a), 10, 12, and 13 of the Public Utility Holding Company Act of 1935 and Rules 42, 43, and 45 thereunder. NEES owns retail electric companies (the "Retail Companies"), New England Power Company ("NEP") which generates, purchases, transmits, and sells electric energy in wholesale quantities, New England Power Service Company ("NEPSCO"), a service company, New England Energy Incorporated, an oil and gas exploration and development company, and New England Electric Resources, Inc. ("NEERI"), a consulting services company. NEES also owns a number of special purpose companies.

     Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in
Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and NEERI have filed an Application/Declaration (File No. 70-8783) requesting authority to make EWG and FUCO acquisitions and financings.

     The Federal Energy Regulatory Commission ("FERC") has issued a Notice of Proposed Rulemaking in Docket NO. RM95-8-000 ("NOPR") setting forth requirements for open and comparable transmission access. On March 13, 1996, NEES, on behalf of its proposed new subsidiary to be formed and named NEES Transmission Services, Inc. ("NEES Trans"), and NEP submitted to FERC wholesale transmission tariffs and related agreements in response to the NOPR. By this FERC filing and the related Transmission and Distribution Support Agreement NEP and the Retail Companies propose to turn operational control of their transmission facilities over to NEES Trans. The Transmission and Distribution Support Agreement provides for a one-year notice of termination. NEES does not propose at this time to transfer ownership of transmission assets to NEES Trans. The effective date of the FERC tariffs is requested as of the first day of the calendar month following the later of (i) 60 days from the date of the FERC filing or (ii) five business days following SEC approval of forming and financing NEES Trans.
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     NEES proposes to form NEES Trans for the limited purpose of providing transmission and related services. NEES proposes to provide initial financing for NEES Trans by the purchase of one thousand shares of common stock, par value $1.00 per share, for a total purchase price of $1,000. NEES then proposes to make capital contributions and/or loans to NEES Trans from time to time, provided that such NEES financing shall not be in excess of $10 million in the aggregate outstanding at any one time. Any such loans will be in the form of non-interest bearing subordinated notes payable in twenty years or less from the date of issue. NEES Trans may prepay any or all of the outstanding notes hereunder, in whole or in part, at any time and from time to time without premium or penalty. NEES shall only make such loans provided: (a) there shall be in full force and effect appropriate orders of all regulatory authorities having jurisdiction in the premises; (b) the making of such loan shall not contravene any provision of law or any provision of the certificate of incorporation or by-laws of NEES Trans or any agreement binding upon NEES Trans; and (c) the making of such loan shall not contravene any provision of law or any provision of the Agreement and Declaration of Trust of NEES.
To the extent that these loans require state commission approval, Rule 52 of the Act would apply, but, at this time, it is uncertain as to which state jurisdictions would assert jurisdiction over any such loan. It is proposed that the above investments be authorized through December 31, 1999.

     Staffing is expected to begin with a small group of employees for NEES Trans. Technical and support staff needed for a particular project could be assigned for the duration of that project from NEP, NEPSCo, and the Retail Companies, and the assigned employees would continue to be employees of NEP, NEPSCo, and the Retail Companies, not to exceed in any one year 1% of the total employees of NEP, NEPSCO, and the Retail Companies. All costs associated with such staff (including compensation, overheads, and benefits) would be fully reimbursed by NEES Trans in accordance with Rules 90 and 91 of the Act. Reimbursements for these costs will be on a thirty-day cycle basis.

     NEES Trans seeks short-term borrowing authority through October 31, 1997, and the authority to borrow and lend money in the NEES Money Pool (approved by the Commission in its File No. 70-
7765).  NEES Trans seeks $15,000,000 of borrowing authority.

     The proceeds from the proposed borrowings are to be used (i) to pay then outstanding notes initially issued to banks and/or borrowings from the Money Pool, (ii) to provide new money for capitalizable expenditures and/or to reimburse the treasury therefor, and (iii) for other corporate purposes relating to ordinary business operations, including working capital, and the
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financing of construction and property acquisitions.

     NEES Trans proposes to reduce its need for outside borrowing authority through the use of the Money Pool. Under the Money Pool, surplus funds that may be available from day to day in the treasuries of NEES and its participating subsidiaries (File No. 70-8679) are used to make loans to borrowing companies within the NEES system in need of short-term funds. The rate will be 1.08 times the monthly average of the rate for high grade 30-day commercial paper sold through dealers by major corporations as published in the "Wall Street Journal." Although there are no stated maturities, the loans made by the Money Pool are payable on demand, and may be prepaid by the borrower without penalty.

     Borrowings may, but need not be, evidenced by notes. Borrowings will be available first to the wholly owned subsidiaries of NEES (the Group I Borrowers). Thereafter, if the Money Pool still has additional funds, those will be available to the non-utility owned subsidiaries of NEES (the Group II
Borrowers) before external investments are made. All funds borrowed by the Group II Borrowers will be used for their own internal financing and will not be loaned to stockholders. Each member determines each day, on the basis of cash flow projections, the amount of surplus funds it has available for contribution to the Money Pool. The surplus funds are transferred to an account of NEPSCO, which administers and maintains as agent the Money Pool for the member companies.

     The proposed borrowings from banks will be evidenced by notes maturing in less than one year from the date of issuance. NEES Trans will negotiate with the banks the interest costs of such borrowings. NEES Trans will pay fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the "Wall Street Journal," as the high federal funds rate, plus, in either case, one percent.

     Certain of such borrowings may be without prepayment privileges. Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to NEES Trans, taking into account fixed maturities, interest rates, and any other relevant financial considerations.

     Within 45 days after the end of each calendar quarter, NEES
Trans will file a Certificate of Notification covering the transactions effected pursuant to the authority requested during such quarter.